475 Half Day Road, Suite 210

Lincolnshire, IL  60069

March 5, 2009

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Re:

RathGibson, Inc.
Form 10-K for Fiscal Year Ended January 31, 2008
Forms 10-Q for Fiscal Quarters Ended April 30, 2008,
July 31, 2008 and October 31, 2008

File No. 333-134875

Dear Mr. Decker:

On behalf of RathGibson, Inc. (“RathGibson” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 19, 2009 to Jon M. Smith, Chief Financial Officer of the Company, relating to the above-captioned filings.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  For your convenience, we have repeated each comment below in bold followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where appropriate.

Where a comment has requested additional disclosure or other revisions, the Company has included such proposed revisions, where appropriate, in its responses to the comments.  The Company acknowledges that the revisions will be included where appropriate in future filings.

Securities and Exchange Commission

March 5, 2009

Financial Statements

(16) Supplemental Cash Flow Information, page 66

2.

We have read your response to comment five from our letter dated January 8, 2009.  You indicated that the cash was placed into a restricted bank account.  Please confirm that the restricted bank account is your bank account and not that of a third party.  If this account is one of your accounts, it appears that the receipt of cash from the industrial development revenue bond would generate a cash inflow not a non-cash investing and financing activity.  Please advise or revise accordingly.

The Company confirms that the bank account is not owned by the Company, but is an escrow account established under an escrow agreement entered into concurrently with the closing of the industrial development revenue bond.  Accordingly, the Company believes it is appropriate to classify the cash proceeds from the industrial development revenue bond as a non-cash investing and financing activity

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2008

General

3.

Please address the above comments, if applicable, in your interim filings as well.

Where an above comment has requested additional disclosure or other revisions, the Company acknowledges such proposed revisions will be included in its interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35

Critical Accounting Policies, page 47

Goodwill and Other Intangible Assets, page 48

4.

We have read your response to comment nine from our letter dated January 8, 2009.  Please consider disclosing the following in future filings:

•

The market factors that are also used to prepare your discounted cash flow model;

•

How historical and current economic trends impact your cash flow assumptions;

Securities and Exchange Commission

March 5, 2009

•

Sufficient information to enable a reader to understand how you apply the income approach in estimating the fair value of your tradename and why management selected this method as being the most meaningful in preparing your tradename analysis;

•

How you determine the appropriate sales growth rate and royalty rates for each reporting unit;

•

A sensitivity analysis of all material assumptions used based upon reasonably likely changes; and

•

How the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Below are drafts of the additional disclosures contemplated to be included in the Form 10-K for the fiscal year ended January 31, 2009 concerning the above comments:

•

The Company’s approach is based on a reporting unit’s projection of operating results and cash flows that are discounted using the weighted average cost of capital of the reporting unit or comparable companies adjusted for specific risks such as forecast risk.  The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

•

The basis for the Company’s cash flow assumptions includes historical and forecasted sales, operating costs and other relevant factors including projected cash expenditures.  These assumptions were determined after giving consideration to historical and current economic trends including the decline in demand for the Company’s products as major U.S. storms disrupted offshore oil production in late summer and general economic conditions took an unprecedented downturn following the collapse of world financial markets in the third quarter of fiscal 2009.

•

For purposes of the tradename analysis, the Company performed its assessment of fair value based on an income approach using the relief-from-royalty method.  This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets.  The Company determines the fair value of its tradenames by applying a royalty rate to a reporting unit’s projection of net sales discounted using the reporting unit’s risk adjusted cost of capital.  The Company determined the relief-from-royalty method to be an acceptable methodology due to its common use by valuation specialists in determining the fair value of intangible assets.

•

Each reporting unit’s sales growth rates are determined after considering current and future economic conditions, recent sales trends for the reporting

Securities and Exchange Commission

March 5, 2009

units, discussions with the Company’s customers, planned timing of new product launches and many other variables.  Each reporting unit’s royalty rate was based on profitability of the reporting unit and observed market royalty rates.

•

Assuming no other change in assumptions, a decrease in the Company’s sales growth rate of x% would increase the goodwill and tradename impairment charges by $x; a decrease in the Company’s gross profit margin of 100 basis points would increase the goodwill impairment charge by $x; and an increase in the Company’s discount rate of 100 basis points would increase the goodwill and tradename impairment charges by $x.

•

The Company has reduced its expectations on future sales growth and gross profit margin and increased its discount rates for purposes of valuing goodwill and tradenames at January 31, 2009, as compared to January 31, 2008.  These changes have decreased the Company’s estimates of fair value for purposes of assessing each reporting unit’s goodwill and tradename at January 31, 2009.

Please contact us at (847) 276-2471 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Jon M. Smith

Jon M. Smith

Chief Financial Officer

cc:

Michael G. Schwartz, Chief Executive Officer

RathGibson, Inc.

Ernest Greene, Staff Accountant

Securities and Exchange Commission

Michael L. Pflaum, Esq.

Kelley Drye & Warren LLP

Joseph A. Rock, Partner

KPMG LLP

Joan M. Phillips, Partner

Deloitte & Touche LLP